Mail Stop 6010


      June 15, 2005


Mr. Greg A. LeClaire
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT  84047

	Re:	Utah Medical Products, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      Forms 8-K dated April 19, 2005, April 20, 2005 and May 6,
2005
      File No. 001-12575


Dear Mr. LeClaire:

      We have reviewed your filings and your response letter dated May 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Draft Form 10-K/A for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 23

1. Please refer to prior comment 7. We note that your critical accounting policies include an inventory valuation reserve.
Please
tell us and revise your filing to discuss the following information related to this policy:

* Include information regarding how you arrived at these estimates;

* Discuss how accurate the estimates or assumptions have been in the past;

* Discuss whether the estimates or assumptions are reasonably likely to change in the future.

Refer to FR-72 and SEC Release No. 33-8350.

Item 9A.  Disclosure Controls and Procedures,  page 25

2. Please refer to prior comment 8. The definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange
Act. The definition of internal controls over financial reporting is included in Rule 13a-15(f) of the Exchange Act. Please revise your filing to include the correct reference to internal controls over financial reporting and disclosure controls and procedures.

3. We note that you did not include the certifications within this draft amendment that were previously filed as Exhibit 16 and 17 in your Form 10-K. Please include these certifications with your amended Form 10-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheet, page F-7

4. Please refer to prior comment 13. Please present the carrying value of your goodwill and do not show the accumulated amortization related to your goodwill that was previously recognized prior to the
adoption of SFAS 142.  See paragraph 43 and Appendix C of SFAS
142.
Please also tell us and disclose whether or not you perform a two-step impairment test of goodwill pursuant to paragraphs 18 - 41 of SFAS 142. We note that your response only addresses paragraphs 23
-
25 of SFAS 142. Please tell us and disclose when you perform your annual testing and revise your footnotes to include your accounting policy associated with testing goodwill.
Note 1.  Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-13

5. Please refer to prior comment 11. Please tell us and revise your filing to address the following related to your revenue recognition policy:
* Describe how your revenue recognition policy considers whether persuasive evidence of an arrangement exists and the selling price to the buyer is fixed or determinable.

* Tell us the nature and significant terms of the arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Please tell us why it is appropriate to recognize revenue upon shipment rather than resale to the ultimate customer.

6. Please refer to prior comment 11(d). We do not agree that a sale with shipping terms of FOB destination is the same as a sale for which revenue recognition is appropriate due to meeting all of the criteria to record revenue based upon a bill and hold basis. For example, for a bill and hold sale, you would continue to hold the product because the buyer, and not you, requested that due to a substantial business purpose of the buyer they needed to order the goods on a bill and hold basis. Please revise your financial statements for each period presented to properly consider when title transfers in your recognition of revenue for transactions where the shipping terms are FOB destination, or tell us why it is appropriate to continue to record these sales upon shipment under U.S. GAAP, including SAB Topic 13. Tell us the amount of revenue recognized in each period including the latest interim period upon shipment for transactions where the shipping terms are FOB destination.

7. Please refer to prior comment 11(f). Please revise the notes to the consolidated financial statements to include the amount of revenues from your external customers for each product and service or each group of similar products and services unless it is impracticable to do so. Refer to paragraph 37 of SFAS 131.

Note 3.  Investments, page F-16

8. Please refer to prior comment 14. We note your revised disclosure consists of the aggregate fair value of your securities, classified as available-for-sale as well as the gross unrealized gains or losses for your equity securities. We also note your revised disclosure consists of the contractual maturities related to your debt securities. Please tell us and revise your filing to clarify the type of securities that comprise your investment balance as of December 31, 2003 and 2004. Please explain to us why you do not have any unrealized gains or losses related to your debt securities.


9. Please refer to prior comment 14. We note that you use the first-in first-out method to calculate your realized gains for the sale of securities. We also note your disclosure on page F-12 that you use the specific identification method to determine your realized gains and losses related to the sale of your securities. Please revise your filing to clarify the method that use to calculate your realized gains and losses related to the sales of your available-for-sale securities.

Note 6.  Commitments and Contingencies, page F-18

10. Please refer to prior comment 12. Please respond to the following:

* Please revise to disclose the nature of the contingency
associated
with the FDA, as well as an estimate of the possible loss or range of
loss or state that such an estimate cannot be made.   Refer to
paragraph 10 of SFAS 5.
* We note that you created a litigation cost reserve for costs that will be incurred through June 2005 associated with the FDA litigation. Revise your filing to disclose the amount of the reserve that you created as well as to clarify the nature of the reserve that you have created for this litigation. Discuss why the costs only address the period through June 2005.
* Your policy to record a general reserve in case a lawsuit is filed using your previous long-term experience does not appear to comply with SFAS 5. Please revise, or tell us in more detail why this policy is appropriate under U.S. GAAP.

Note 13.  Extraordinary Items, page F-23

11. Please refer to prior comment 15.  From your response it appears
that your patent infringement settlement with Tyco/Kendall and costs
of litigation with FDA reflect a normal risk of operating a
business
and do not meet the criteria of paragraphs 19-24 of APB 30 for recognizing these litigation settlements and costs as extraordinary
items.    Typically, litigation settlements will not meet the
definition of extraordinary items since most of these settlements and claims arise out of product liability or antitrust suits that reflect a normal risk of operating a business. Types of litigation settlements that may meet the criteria to be treated as extraordinary would be truly unusual and unrelated to operations or the normal operating environment. For example, a claim relating to a class action suit resulting from a tender offer for a company`s stock may meet the criteria for extraordinary treatment depending on the specific facts and circumstances. Please amend your filing to comply with APB 30. Revise Item 6 and MD&A accordingly.

12. Please refer to prior comment 15. We note that you recorded $1,337,000 in 2003 for anticipated additional litigation related to the Tyco/Kendall settlement. Please explain to us the measurement and timing of these costs and revise to disclose your accounting policy. That is, if you accrue legal costs related to litigation instead of expensing these costs as incurred, then you should disclose that policy in the notes to your financial statements and ensure that your policy is consistent for all litigation and periods presented.

Forms 8-K dated April 19, 2005 and April 20, 2005

Exhibit 99.1

13. Please refer to prior comment 16. Since you have chosen to present a non-GAAP financial measure related to your income tax provision rate within your press releases filed under 2.02 of Form 8-
K, please revise future filings to address the following matters and provide us with your proposed revised disclosures:

* Please present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of Item 100 of Regulation G.

* Please include an enhanced discussion, in sufficient detail related to the following: The substantive reasons why management believes this non-GAAP measure provides useful information to investors; the specific manner in which management uses this non-GAAP measure to conduct or evaluate its business; the economic substance behind management`s decision to use each measure; and the material limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K and
Question 8 of the FAQ Regarding the Use of Non-GAAP Financial
Measures dated June 13, 2003.

Form 8-K dated May 6, 2005

14. We note that you accelerated your stock options to employees, officers, and directors. Explain to us how you considered
Question
10 of FIN 44 in your accounting for the acceleration of these options.

Representations

15. We note your statement that "UTMD understands that, in the event of a subsequent enforcement proceeding, the Company cannot assert that SEC staff have agreed with its amendments." Please note that you may not change, qualify or condition the requested representations in this manner. Please provide all three acknowledgements in the form previously requested.

      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or Kate Tillan, Assistant Chief Accountant,  at (202) 551-
3604
if you have questions regarding these comments, or the undersigned at
(202) 551-3327.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Greg A. LeClaire
Utah Medical Products, Inc.
June 15, 2005
Page 1